AP 4/17

OMC 4/16/12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12061265

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 13 2012
DIVISION OF TRADING & MARKETS

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17668

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LPL Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



One Beacon Street, 22nd Floor
Boston, MA 02108-3106

2810 Coliseum Centre Drive
Charlotte, NC 28217-4645

9785 Towne Centre Drive
San Diego, CA 92121-1968

LPL Financial LLC

(Formerly LPL Financial Corporation)

(SEC I.D. No. 8-17668)

Statement of Financial Condition

December 31, 2010

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
LPL Financial LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of LPL Financial LLC (the "Company") (an indirect wholly owned subsidiary of LPL Investment Holdings Inc.) as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of LPL Financial LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.



February 25, 2011

LPL FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2010

(Dollars in thousands)

ASSETS

Cash and cash equivalents	$ 152,182
Cash and securities segregated under federal and other regulations	372,622
Receivables from:	
Clients, net of allowance of $655	271,051
Product sponsors, broker-dealers and clearing organizations	192,578
Others, net of allowances of $5,796	100,409
Due from affiliates	149,142
Securities owned—trading (including $1,010 pledged as collateral)	9,163
Securities borrowed	8,391
Fixed assets, net of accumulated depreciation and amortization of $180,782	66,273
Goodwill	11,613
Intangible assets, net of accumulated amortization of $11,966	51,430
Prepaid expenses	25,290
Other assets	11,396
Total assets	$ 1,421,540

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Drafts payable	$ 181,470
Payables to clients	382,340
Payables to broker-dealers and clearing organizations	39,070
Accrued commissions and advisory fees payable	118,652
Accounts payable and accrued liabilities	111,837
Due to affiliates	12,712
Securities sold but not yet purchased—at fair value	4,821
Unearned revenue	52,448
Total liabilities	903,350
COMMITMENTS AND CONTINGENCIES (Notes 10 and 14)	
MEMBER'S EQUITY:	
Member's capital	483,985
Accumulated earnings	34,205
Total member's equity	518,190
Total liabilities and member's equity	$ 1,421,540

See notes to statement of financial condition.

LPL FINANCIAL LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

On November 15, 2010, LPL Financial Corporation converted from a corporation to a limited liability company and changed its name to LPL Financial LLC ("LPL Financial" or the "Company"). LPL Financial, headquartered in Boston, Charlotte and San Diego, is a clearing broker-dealer registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. The Company is also registered as a Futures Commission Merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association. The Company is a wholly owned subsidiary of LPL Holdings, Inc. ("LPLH"), a Massachusetts holding corporation, which is a wholly owned subsidiary of LPL Investment Holdings Inc. ("LPLIH"), a Delaware holding corporation.

The Company provides an integrated platform of technology, brokerage and investment advisory services to independent financial advisors and financial advisors at financial institutions (collectively "advisors") in the United States of America. Through its proprietary technology, custody and clearing platforms, the Company provides access to diversified financial products and services enabling its advisors to offer independent financial advice and brokerage services to retail investors (their "clients").

The Company's futures activities are limited to conducting business as a guaranteed introducing broker. As a guaranteed introducing broker, the Company clears commodities and futures products through ADM Investor Services International Limited ("ADM"), and all commodities accounts and related client positions are held by ADM.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities, income taxes and other matters that affect the statement of financial condition and related disclosures. Actual results could differ materially from those estimates under different assumptions or conditions and the difference may be material to the statement of financial condition. The Company has evaluated subsequent events up to and including the date this statement of financial condition was issued.

Cash and Cash Equivalents—Cash and cash equivalents are composed of interest-bearing deposits, money market mutual funds and U.S. government obligations that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments with original maturities of less than 90 days that are not required to be segregated under federal or other regulations.

Cash and Securities Segregated Under Federal and Other Regulations—As a broker-dealer carrying client accounts, the Company is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients in accordance with SEC Rule 15c3-3. At December 31, 2010, the Company had $372.6 million in cash segregated in a special reserve bank account for the exclusive benefit of clients. Included within this account balance, the Company holds $10,000 for the Proprietary Accounts of Introducing Brokers.

Fair Value of Financial Instruments—The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value. Client receivables, primarily consisting of floating rate margin loans collateralized by client securities, are charged interest at rates similar to such other loans made within the industry.

Receivables from and Payables to Clients—Receivables from and payables to clients include amounts due on cash and margin transactions. The Company extends credit to its clients to finance their purchases of securities on margin. The Company receives income from interest charged on such extensions of credit. The Company pays interest on certain client free credit balances held pending investment. Loans to clients are generally fully collateralized by client securities, which are not included in the statement of financial condition.

To the extent that margin loans and other receivables from clients are not fully collateralized by client securities, management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the client and/or the client's financial advisor and the Company's historical experience in collecting on such transactions.

Receivables From Product Sponsors, Broker-Dealers and Clearing Organizations—Receivables from product sponsors, broker-dealers and clearing organizations primarily consist of commission and transaction-related receivables.

Receivables From Others— Receivables from others primarily consists of other accrued fees from product sponsors and advisors. The Company periodically extends credit to its advisors in the form of recruiting loans, commission advances and other loans. The decisions to extend credit to advisors are generally based on either the advisor's credit history, their ability to generate future commissions, or both. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the advisors' registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

Securities Owned and Securities Sold but not yet Purchased—Securities owned and securities sold but not yet purchased are reflected on a trade-date basis at fair value.

Securities Borrowed and Securities Loaned—Securities borrowed and securities loaned are accounted for as collateralized financings and are recorded at the amount of the cash provided for securities borrowed transactions and cash received for securities loaned (generally in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. At December 31, 2010, the Company had $8.4 million in securities borrowed. The collateral received for securities loaned is generally cash and is adjusted daily through the Depository Trust Company's ("DTC") net settlement process and is included in payables to broker-dealers and clearing organizations in the statement of financial condition. Securities loaned generally represent client securities that can be hypothecated under standard margin loan agreements. At December 31, 2010, the Company had $8.1 million of hypothecated securities loaned under the DTC Stock Borrow Program.

Fixed Assets—Furniture, equipment, computers, purchased software, capitalized software and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Equipment, furniture, fixtures and purchased software are depreciated over periods of three to seven years. Automobiles have depreciable lives of five years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Software Development Costs—Software development costs are charged to operations as incurred. Software development costs include costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization.

The costs of internally developed software that qualify for capitalization are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally three years. The costs of internally developed software are included in fixed assets at the point at which the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable.

Goodwill and Intangible Assets—The Company classifies intangible assets into two categories: (1) intangible assets with definite lives subject to amortization and (2) goodwill. The Company determines the useful lives of identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors considered when determining useful lives include the contractual term of any agreement, the history of the asset, the Company's long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized on a straight-line basis over their useful lives, generally ranging from 5 to 20 years. See Note 7 for further discussion.

Intangible assets with definite lives include relationships with advisors and product sponsors. When facts and circumstances indicate that the carrying value of definite-lived intangible assets may not be recoverable, the Company assesses the recoverability of the carrying value by preparing estimates of future cash flows. The Company recognizes an impairment loss if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount. The Company uses a variety of methodologies to determine the fair value of these assets, including discounted cash flow models, which are consistent with the assumptions the Company believes hypothetical marketplace participants would use. No impairment occurred for the year ended December 31, 2010.

Intangible assets with indefinite lives, such as goodwill, are not amortized. The Company tests goodwill for impairment annually, or more frequently if events or circumstances indicate that impairment has occurred. The Company performs its annual impairment review as of the first day of the fourth quarter (October 1). The goodwill impairment test consists of a two-step process, if necessary. The first step is to compare the fair value of the Company to its carrying value, including goodwill. The Company typically uses discounted cash flow models to determine the fair value. The assumptions used in these models are consistent with those the Company believes hypothetical marketplace participants would use. If the fair value is less than its carrying value, the second step of the impairment test must be performed in order to determine the amount of impairment loss, if any. The second step compares the implied fair value of goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment charge is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill. No impairment occurred for the year ended December 31, 2010.

Drafts Payable—Drafts payable represent checks drawn against the Company, which have not yet cleared through the bank. At December 31, 2010, the Company had amounts drawn of $167.0 million related to client activities and $14.5 million of corporate overdrafts.

Legal Reserves—The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the statement of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to, future legal expenses, the amount of the claim, the amount of the loss in the client's account, the basis and validity of the claim, the possibility of wrongdoing on the part of an advisor, likely insurance coverage, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

Income Taxes—As a single member limited liability corporation, the Company is considered similar to a corporate division and recognizes an allocation of income taxes in its financial statements because it has an income tax allocation agreement (the "Tax Agreement") with LPLH and LPLIH and is included in the consolidated federal and certain state income tax returns filed by LPLIH. In accordance with the terms of the Tax Agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company discloses on its financial statements, less the amount of certain income tax benefits that are excluded from the calculation of the total provision for income taxes in accordance with GAAP. Since the Tax Agreement calls for a cash settlement based on the total income tax provision, the Company does not reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities.

The Company recognizes the tax effects of a position in the statement of financial condition only if it is more-likely-than-not to be sustained based solely on its technical merits, otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a

taxing authority that has full knowledge of all relevant information. See Note 8 for additional detail regarding the Company's uncertain tax positions.

Employee Healthcare Self-Insurance—The Company participates in self-insured employee healthcare programs administered by LPLH. LPLH estimates self-insurance costs with the assistance of insurance actuaries, based on historical experience and trends related to claims and payments, information provided by the insurance broker and industry experience. Self insurance costs are allocated to the Company based on rates comparable to market rates as set by LPLH's insurance actuaries. The Company is not liable for unfavorable claims and does not benefit from favorable experience.

Commitments and Contingencies—The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Recently Issued Accounting Pronouncements—In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements* ("ASU 2010-6"). ASU 2010-6 requires new disclosures regarding significant transfers into and out of Level 1 and Level 2 fair value measurements and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 fair value measurements. This ASU also clarifies existing disclosures of inputs and valuation techniques for Level 2 and Level 3 fair value measurements. The adoption of ASU 2010-6 did not have a material impact on the Company's statement of financial condition.

3. RESTRUCTURING

Strategic Business Review Initiative

On December 29, 2008, LPLIH committed to and implemented an organizational restructuring plan intended to reduce its cost structure and improve operating efficiencies, which resulted in a reduction in the Company's overall workforce. In accordance with Accounting Standards Codification Topic 420, *Accounting for Costs Associated with Exit or Disposal Activities*, the Company has recorded severance and one-time involuntary termination benefit accruals in accounts payable and accrued liabilities within its statement of financial condition. The Company completed this initiative in 2010.

Consolidation of Affiliated Entities Initiative

On July 10, 2009, LPLIH committed to a corporate restructuring plan that consolidated the operations of its subsidiaries, Associated Financial Group, Associated Securities Corp., Associated Planners Investment Advisory, Inc., Mutual Service Corporation and Waterstone Financial Group, Inc. (together, the "Affiliated Entities"), with the operations of the Company to enhance service offerings to advisors while also generating efficiencies. The Company paid charges related to the conversion and transfer of advisors and their client accounts. The Company has incurred the majority of these costs and anticipates recognizing the remaining costs by December 2013.

4. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- **Level 1**—Quoted prices in active markets for identical assets or liabilities.
- **Level 2**—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- **Level 3**—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2010, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Cash Equivalents—The Company's cash equivalents include money market funds, which are short term in nature with readily determinable values derived from active markets.

Securities Owned and Securities Sold But Not Yet Purchased—The Company's trading securities consist of house account model portfolios for the purpose of benchmarking the performance of its fee based advisory platforms and temporary positions resulting from the processing of client transactions. Examples of these securities include money market funds, U.S. treasuries, mutual funds, certificates of deposit, traded equity securities and debt securities.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs including observable market interest rates that correspond to the remaining maturities or next interest reset dates. At December 31, 2010, the Company did not adjust prices received from the independent third-party pricing services.

There have been no transfers of assets or liabilities between fair value measurement classifications during the year ended December 31, 2010. The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2010 (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value Measurements
Assets				
Cash equivalents	$ 39,565	$ —	$ —	$ 39,565
Securities owned—trading:				
Money market funds	316	—	—	316
Mutual funds	7,450	—	—	7,450
Equity securities	19	—	—	19
Debt securities	—	366	—	366
U.S. treasury obligations	1,010	—	—	1,010
Certificates of deposit	—	2	—	2
Total securities owned	8,795	368	—	9,163
Total assets at fair value	$ 48,360	$ 368	$ —	$ 48,728
Liabilities				
Securities sold but not yet purchased:				
Mutual funds	$ 4,563	$ —	$ —	$ 4,563
Equity securities	204	—	—	204
Debt securities	—	54	—	54
Total securities sold but not yet	$ 4,767	$ 54	$ —	$ 4,821

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value measurement in certain circumstances, for example, when evidence of impairment exists. The Company recorded an asset impairment charges for certain fixed assets that were determined to have no estimated fair value. The fair value was determined based on the loss of future expected cash flows of the discontinued use of assets attributed to the Affiliated Entities business. The Company has determined that the impairment qualifies as a Level 3 measurement under the fair value hierarchy.

5. RECEIVABLES FROM PRODUCT SPONSORS, BROKER-DEALERS AND CLEARING ORGANIZATIONS AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2010, receivables from product sponsors, broker-dealers and clearing organizations and payables to broker-dealers and clearing organizations are as follows (in thousands):

Receivables:	
Commissions receivable from product sponsors and others	$ 110,142
Receivables from clearing organizations	65,305
Receivables from broker-dealers	6,636
Securities failed-to-deliver	10,495
Total receivables	$ 192,578
Payables:	
Securities loaned	$ 8,113
Securities failed-to-receive	11,425
Payables to broker-dealers	1,023
Payables to clearing organizations	18,509
Total payables	$ 39,070

Securities loaned represent amounts due to DTC for collateral received in participation with its stock borrow program.

The Company clears commodities transactions for its advisors through another broker-dealer on a fully disclosed basis. The amount payable to broker-dealers relates to the aforementioned transactions and is collateralized by securities owned by the Company.

6. FIXED ASSETS

The components of fixed assets at December 31, 2010, are as follows (in thousands):

Internally developed software	$ 111,645
Computers and software	79,919
Leasehold improvements	40,561
Furniture and equipment	14,930
Total fixed assets	247,055
Accumulated depreciation and amortization	(180,782)
Fixed assets—net	$ 66,273

7. INTANGIBLE ASSETS

The Company holds intangible assets representing relationships with advisors and product sponsors. During 2010, certain advisors from UVEST Financial Services Group, Inc. ("UVEST"), an affiliated subsidiary of LPLH, elected to transfer their securities licenses and respective client accounts to the Company. Following the completion of transfer activities, the advisors and client accounts are now associated with the Company. The Company purchased advisor relationship and sponsor relationship intangible assets associated with advisors that transferred from UVEST, at their approximate carrying values of $8.4 million and $3.8 million, respectively,

which are recorded in due to affiliates on the statement of financial condition. There was no change to the useful lives of intangible assets, which continue to be amortized over a period of 5 to 20 years.

At December 31, 2010, intangible assets are as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Advisor relationships	$ 47,629	$ (10,965)	$ 36,664
Sponsor relationships	15,767	(1,001)	14,766
Total	$ 63,396	$ (11,966)	$ 51,430

8. INCOME TAXES

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits including interest and penalties (in thousands):

Balance—January 1, 2010	$ 4,600
Increase related to prior year tax positions	111
Decrease related to prior year tax positons	(858)
Increase related to current year tax positions	3,099
Decrease related to transfers to LPLH	(2,513)
Balance—December 31, 2010	$ 4,439

At December 31, 2010, the Company had gross unrecognized tax benefits of $4.4 million. Of this total, $1.3 million represents amounts which were originally acquired as part of a previous acquisition. In accordance with the terms of a related purchase and sale agreement, the acquired unrecognized tax benefits will have no impact on the Company's annual effective tax rate as these are fully indemnified by a third party. At December 31, 2010, the Company has recorded a receivable from the indemnifying party in the amount of $1.3 million, which is included in other assets in the Company's statement of financial condition.

Gross unrecognized tax benefits of $2.5 million were transferred to LPLH during fiscal year 2010 in accordance with the provisions of the Tax Agreement. The Company has additional gross unrecognized tax benefits of $3.1 million as of December 31, 2010, which has been included in due from affiliates, net of any related tax benefit, in the statement of financial condition. The Company records gross unrecognized tax adjustments through its income tax provision and settles with LPLH for cash in the period in which the activity is realized. Under the terms of the Tax Agreement, no additional payments will be made between the Company and LPLH for the affects of future recognition of unrecognized tax benefits settled with LPLH. As a result, unrecognized tax benefits will have no effect on the Company's annual effective tax rate when recognized.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes within the statement of financial condition. At January 1, 2010, the Company had $0.5 million accrued for penalties. At December 31, 2010, the liability for unrecognized tax benefits included penalties of $0.5 million. The tax years of 2006 to 2010 remain open to examination by major taxing jurisdictions to which the Company is subject. Since future unrecognized tax benefits will be settled in accordance with the Tax Agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

9. BANK LOANS PAYABLE

The Company maintains two uncommitted lines of credit. One line has an unspecified limit, and is primarily dependent on the Company's ability to provide sufficient collateral. The other line has a $150.0 million limit and allows for both collateralized and uncollateralized borrowings. Both lines were utilized during the year; however, there were no balances outstanding at December 31, 2010.

10. COMMITMENTS AND CONTINGENCIES

Leases—The Company leases certain office space and equipment at its headquarters locations under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Service Contracts—The Company is party to certain long-term contracts for systems and services that enable its back office trade processing and clearance.

Future minimum payments under leases, lease commitments and other noncancellable contractual obligations with remaining terms greater than one year as of December 31, 2010, are approximately as follows (in thousands):

2011	$ 27,498
2012	21,947
2013	12,899
2014	8,134
2015	5,868
Thereafter	5,724
Total	$ 82,070

Guarantees—The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Litigation—The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company recognizes a legal liability when it believes it is probable a liability has occurred and the amount can be reasonably estimated.

Other Commitments—The Company is required to maintain deposits with certain clearing organizations. At December 31, 2010, the Company had pledged $13.5 million and $8.1 million of client-owned securities with the Options Clearing Corporation and DTC, respectively.

As part of its brokerage operations, the Company periodically enters into when-issued and delayed delivery transactions on behalf of its clients. Settlement of these transactions after December 31, 2010, did not have a material impact on the Company's statement of financial condition.

In August of 2007, pursuant to agreements with a large global insurance company, the Company began providing brokerage, clearing and custody services on a fully disclosed basis; offering its investment advisory programs and platforms; and providing technology and additional processing and related services to its financial advisors and clients. The term of the agreements is five years, subject to additional 24-month extensions. Termination fees could be material and may be payable by a terminating or breaching party depending on the specific cause leading to termination.

11. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan in an amount equal to the lesser of 40% of the amount designated by the employee for withholding or 4% of the employee's total compensation.

12. RELATED-PARTY TRANSACTIONS

In addition to transactions discussed elsewhere in the notes to the statement of financial condition, the Company has a variety of relationships with LPLIH and its subsidiaries. Unless a right of offset exists, the Company records intercompany transactions on a gross basis and amounts are classified on the statement of financial condition as due from or due to affiliates.

The Company has an intercompany service agreement to provide various infrastructure and broker-dealer support services to affiliates that are indirect wholly owned subsidiaries of LPLH. As part of the agreement, the Company also receives client support services.

In addition to the intercompany service agreement, the Company is party to other transactions that create additional intercompany balances. Intercompany activities for the year ended December 31, 2010, included but were not limited to the Company's Tax Agreement resulting in receipts from LPLH, periodic settlement of allocated employee healthcare self-insurance costs, settlement for the transfer of intangible assets from UVEST and various other business transactions with commonly controlled entities of LPLIH.

Set forth below is a reconciliation of the Company's due from affiliates and due to affiliates as of December 31, 2010 (in thousands):

	Due from Affiliates	Due to Affiliates
LPL Holdings, Inc.	$ 147,227	$ —
UVEST Financial Services Group, Inc.	—	12,232
LPL Insurance Associates, Inc.	—	385
Independent Advisers Group Corporation	94	—
PTC Holdings, Inc.	—	66
Mutual Service Corporation	1,742	—
Associated Financial Group, Inc.	—	29
Associated Securities Corp.	12	—
Waterstone Financial Group, Inc.	67	—
Total	$ 149,142	$ 12,712

The Company transacts with certain entities in which its parent, LPLIH, has an equity interest or an affiliation through a majority shareholder, as described below:

Artisan Partners Limited Partnership ("Artisan"), a company majority-owned by one of LPLIH's majority shareholders, pays fees to the Company in exchange for product distribution and record-keeping services. As of December 31, 2010, the Company had a receivable from Artisan of $0.6 million, which is included in receivables from product sponsors, broker-dealers and clearing organizations in the statement of financial condition.

Blue Frog Solutions, Inc. ("Blue Frog"), a company in which LPLIH holds an equity interest, provides the Company with software licensing for annuity order entry and compliance. As of December 31, 2010, the Company had a payable of $0.7 million due to Blue Frog, which is included in accounts payable and accrued liabilities in the statement of financial condition.

Certain entities affiliated with SunGard Data Systems Inc. ("SunGard"), a company majority-owned by one of LPLIH's majority shareholders, provide the Company with data center recovery services. As of December 31, 2010, the Company had a payable of $0.1 million due to SunGard, which is included in accounts payable and accrued liabilities in the statement of financial condition.

13. NET CAPITAL AND REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from clients' transactions plus 1% of net commission payable, as defined. The Company is also subject to the CFTC's minimum financial requirements, which require that it maintain net capital, as defined, equal to 4% of client funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2010, the Company had net capital of $95.4 million, which was $88.9 million in excess of its minimum required net capital.

The Company operates in a highly regulated industry. Applicable laws and regulation restrict permissible activities and investments. These policies require compliance with various financial and client-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client's account. As clients write options contracts or sell securities short, the Company may incur losses if the clients do not fulfill their obligations and the collateral in the clients' accounts is not sufficient to fully cover losses that clients may incur from these strategies. To control this risk, the Company monitors margin levels daily and clients are required to deposit additional collateral, or reduce positions, when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligation to the Company. Clients are required to complete their transactions on the settlement date, generally three business days after the trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring that clients deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis that are recorded in the statement of financial condition at market value. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by the Company.

15. SUBSEQUENT EVENT

On January 20, 2011, LPLIH received a $45.0 million tax refund for federal taxes paid in 2010. LPLIH paid these proceeds to the Company pursuant to the Tax Agreement.

* * * * * *

Statement of Financial Condition filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act is available for inspection at the principal office of the Company and at the Boston Regional Office of the Commission.